

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2019

David Massey
Chief Executive Officer
Solar Integrated Roofing Corp.
12411 Poway Road
Poway, CA 92064

> **Re: Solar Integrated Roofing Corp.**
> **Offering Statement on Form 1-A**
> **Filed January 7, 2019**
> **File No. 024-10933**

Dear Mr. Massey:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A filed January 7, 2019, File No. 24-10933

About This Form 1-A and Offering Circular , page 2

1. Please revise the penultimate paragraph on this page to remove any implication that you have not disclosed material information or that investors are required to make inquiries of you in order to receive all material information to make an informed investment decision.

Use of Proceeds to Issuer, page 18

2. It appears that the column headings are missing from the Use of Proceeds chart provided. Your disclosures indicate that this chart depicts your best estimate of the use of proceeds at various funding milestones. It is not clear how the chart depicts different funding milestones as it all appears to show funding totals of approximately $1 million. Please revise as necessary. Please also clarify in your disclosures the difference between acquisition capital and working capital. If acquisition capital is intended to fund a business acquisition, please discuss, to the extent relevant, the status of any contemplated

acquisitions.

Management's Discussion and Analysis, page 19

3.   Pursuant to Item 9 of Form 1-A, please also provide a discussion of your financial condition as of August 31, 2018 as well as a discussion of your changes in financial condition and results of operations for the six months ended August 31, 2018. Please also discuss your liquidity and capital resources as of August 31, 2018.

Financial Statements, page 35

4.   Please provide balance sheets as of the two most recently completed fiscal year ends, which appears to be February 28, 2017 and February 28, 2018. Please also provide statements of operations, cash flows, and changes in stockholders' equity for each of the two years ended February 28, 2018. Please refer to Part F/S(b)(3) and (4) of Form 1-A. If these financial statements have been audited, we also remind you of the consent requirements in Item 17.11 of Form 1-A.

General

5.   We note in Item 4 of Part 1 to Form 1-A that you have indicated that this as a Tier 2 offering. However, throughout Part II you have identified this as a Tier 1 offering. Please revise.

6.   We note in Item 4 of Part 1 to Form 1-A you state that you have audited financial statements and that offering size is $50 million. Please revise.

7.   On the cover page you state that the shares are being offered at a price of $.10 per Share with a minimum purchase of one (1) Share per investor. However, in other places you state that there is a minimum investment of 12,500 Shares. Please revise.

        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Nudrat Salik (Staff Accountant) at 202-551-3692 or Terence O'Brien (Accounting Branch Chief) at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce (Special Counsel) at 202-551-3754 or Amanda Ravitz (Assistant Director) at 202-551-3412 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction